Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Three Months Ended		Twelve Months Ended
	March 31,		December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings from continuing operations before income taxes and equity in loss of investee companies	$720	$705	$2,897	$2,561	$2,179	$1,335	$577

Add:
Distributions from investee companies	4	3	13	17	13	—	2
Interest expense, net of capitalized interest	106	95	376	402	435	527	540
1/3 of rental expense	39	41	168	162	161	161	167

Total Earnings from continuing operations	$869	$844	$3,454	$3,142	$2,788	$2,023	$1,286

Fixed charges:
Interest expense, net of capitalized interest	$106	$95	$376	$402	$435	$527	$540
1/3 of rental expense	39	41	168	162	161	161	167

Total fixed charges	$145	$136	$544	$564	$596	$688	$707

Ratio of earnings to fixed charges	6.0x	6.2x	6.3x	5.6x	4.7x	2.9x	1.8x